Samuel H. Pilch

Controller

The Allstate Corporation

April 10, 2007

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street N.W.

Washington, DC 20549

Mail Stop 6010

Re:	The Allstate Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed on February 22, 2007
File No. 001-11840

Dear Mr. Rosenberg:

This letter is being submitted in response to the comments set forth in your letter dated March 30, 2007, to Mr. Danny L. Hale, Vice President and Chief Financial Officer of The Allstate Corporation with respect to the above-referenced filing.

For your convenience, we have set forth the comment from your letter in bold typeface and appearing below it is the disclosure information requested.

Notes to Consolidated Financial Statements, page 135

3. Dispositions, page 152

1.              Please provide to us in disclosure-type format an explanation that clarifies your accounting and disclosures related to the combination of coinsurance and modified coinsurance reinsurance agreements completed with Prudential Financial, Inc.  In doing so, please address the following points:

•                  Disclose in greater detail the nature of the coinsurance and the modified coinsurance agreements.  Include any provisions in the contracts that are not usually included in a standard reinsurance agreement.  Disclose the risks transferred and disclose whether the contracts provide indemnification against loss or liability relating to the insurance risk transferred as contemplated by SFAS 113.  Include a discussion of the economic benefit achieved as a result of these contracts.

The Allstate Corporation
3075 Sanders Rd., H1A Northbrook, IL 60062 Phone 847.402.2213 Fax 847.326.5905 Email spilch@allstate.com

•                  Explain the reason for the valuation of the reinsurance recoverable at the same amount as the general account liability of $1.49 billion.

In response to your comment, we wish to provide the following clarifications:

•                  These reinsurance agreements do not have any provisions that are not usually included in a standard reinsurance agreement.

•                  Because of the risk transfer that takes place under these reinsurance agreements, our reinsurance recoverable is valued at an amount equal to the related general account liability.

In addition, provided below is a copy of Note 3 to our 2006 10-K, marked to show changes we propose to make in our first quarter 2007 Form 10-Q in response to your comment.

3.  Dispositions

Variable Annuity Business

On June 1, 2006, in accordance with the terms of the definitive Master Transaction Agreement and related agreements (collectively the “Agreement”) the Company and its subsidiaries, Allstate Life Insurance Company (“ALIC”) and Allstate Life Insurance Company of New York (“ALNY”), completed the disposal through reinsurance of substantially all of Allstate Financial’s variable annuity business ~~pursuant~~ to ~~a definitive agreement (the “Agreement”) with~~ Prudential Financial, Inc. and its subsidiary, The Prudential Insurance Company of America (collectively “Prudential”).  For Allstate, this disposal achieved the economic benefit of transferring to Prudential the future rights and obligations associated with this business.

The disposal was effected through reinsurance agreements (the “Reinsurance Agreements”) which include both ~~a combination of~~ coinsurance and modified coinsurance ~~reinsurance agreements (the “Reinsurance Agreements”)~~ provisions.  Coinsurance and modified coinsurance provisions are commonly used in the reinsurance of variable annuities because variable annuities generally include both separate account and general account liabilities.  When contractholders make a variable annuity deposit, they must choose how to allocate their account balances between a selection of variable-return mutual funds that must be held in a separate account and fixed-return funds held in the Company’s general account.  In addition, variable annuity contracts include various benefit guarantees that are general account obligations of the Company.  The Reinsurance Agreements do not extinguish the Company’s primary liability under the variable annuity contracts.

Variable annuity balances invested in variable-return mutual funds are held in separate accounts, which are legally segregated assets and available only to settle separate account contract obligations.  Because the separate account assets must remain with the Company under insurance regulations, modified coinsurance is typically used when parties wish to transfer future economic benefits of such business.  ~~As a result of~~Under the modified coinsurance ~~reinsurance~~provisions, the separate account assets remain on the Company’s Condensed Consolidated Statements of Financial Position, but the related results of operations are fully reinsured ~~to Prudential beginning on June 1,~~

~~2006~~ and presented net of reinsurance on the Condensed Consolidated Statements of Operations.

The coinsurance provisions of the Reinsurance Agreements were used to transfer the future rights and obligations related to fixed—return fund options and benefit guarantees.  ~~In contrast,~~ $1.37 billion of assets supporting general account liabilities were ~~have been~~ transferred to Prudential, net of consideration, under the coinsurance ~~reinsurance~~ provisions as of the transaction closing date.  ~~The g~~General account liabilities of $XXX billion at March 31, 2007 and $1.49 billion as of December 31, 2006, however, remain on the Consolidated Statements of Financial Position with a corresponding reinsurance recoverable.

For purposes of presentation in the Consolidated Statements of Cash Flows, the Company treated the reinsurance of substantially all the variable annuity business of ALIC and ALNY to Prudential as a disposition of operations, consistent with the substance of the transaction which was the disposition of a block of business accomplished through reinsurance. Accordingly, the net consideration transferred to Prudential of $744 million (computed as $1.37 billion of general account insurance liabilities transferred to Prudential on the closing date less consideration of $628 million), the cost of hedging the ceding commission received from Prudential of $69 million, pretax, and the costs of executing the transaction of $13 million, pretax, were classified as a disposition of operations in the cash flows from investing activities section of the Consolidated Statements of Cash Flows. ~~The Reinsurance Agreements do not extinguish the Company’s primary liability under the variable annuity contracts.~~

Under the Agreement, the Company, ALIC and ALNY have indemnified Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of ALIC and ALNY and liabilities specifically excluded from the transaction) that ALIC and ALNY have agreed to retain.  In addition, the Company, ALIC and ALNY will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of ALIC, ALNY and their agents, including in connection with ALIC’s and ALNY’s provision of transition services.  The Reinsurance Agreements contain no limits or indemnifications with regard to insurance risk transfer, and transferred all of the future risks and responsibilities for performance on the underlying variable annuity contracts to Prudential, including those related to benefit guarantees, in accordance with the provisions of SFAS No. 113 “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts”.

 The terms of the Agreement give Prudential the right to be the exclusive provider of its variable annuity products through the Allstate proprietary agency force for three years and a non-exclusive preferred provider for the following two years.  During a transition period, ALIC and ALNY will continue to issue new variable annuity contracts, accept additional deposits on existing business from existing contractholders on behalf of Prudential and, for a period of twenty-four months or less, service the reinsured business while Prudential prepares for the migration of the business onto its servicing platform.

Pursuant to the Agreement, the final market-adjusted consideration was $628 million.  The disposal resulted in a gain of $77 million pretax for ALIC, which was deferred as a result of the disposition being executed through reinsurance.  The deferred gain is included as a component of other liabilities and accrued expenses on the Consolidated Statements of Financial Position, and is amortized to loss on dispositions of operations on the Consolidated Statements of Operations over the life of the reinsured business which is estimated to be approximately 18 years.  For ALNY, the transaction resulted in a loss of $9 million pretax.  ALNY’s reinsurance loss and other amounts related to the disposal of the business, including the initial costs and final market value settlements of the derivatives acquired by ALIC to economically hedge substantially all of the exposure related to market adjustments between the effective date of the Agreement and the closing of the transaction, transactional expenses incurred and amortization of ALIC’s deferred reinsurance gain, were included as a component of loss on disposition of operations on the Consolidated Statements of Operations and amounted to $61 million, after-tax during 2006.  As of March 31, 2007 and December 31, ~~During~~ 2006, loss on disposition of operations on the Consolidated Statements of Operations included $X million and $1 million, after-tax respectively, of amortization of ALIC’s deferred gain. DAC and DSI were reduced by $726 million and $70 million, respectively, as of the effective date of the transaction for balances related to the variable annuity business subject to the Reinsurance Agreements.

The separate account balances related to the modified coinsurance ~~reinsurance~~ were $XXXX billion as of March 31, 2007 and $15.07 billion as of December 31, 2006.  Separate account balances totaling approximately $XXX billion as of March 31, 2007 and $1.10 billion at December 31, 2006 relate primarily to the variable life business that is being retained by ALIC and ALNY, and ~~some minimal~~ the variable annuity business in three affiliated companies that were not included in the Agreement~~the Company plans to sell~~.

In the ~~five-months~~first quarter of 2006~~,~~ prior to this~~e~~ disposition ~~of substantially all of the variable annuity business~~, ALIC’s and ALNY’s variable annuity business generated approximately $75~~127~~ million in contract charges.  ~~In 2005 and 2004, ALIC’s and ALNY’s variable annuity business generated approximately $278 million and $244 million in contract charges, respectively.  The separate account balances were $14.23 billion and general account balances were $1.81 billion as of December 31, 2005.~~

Schedule IV — Reinsurance, Page S-7

2.              Please provide us a revised schedule in disclosure-type format to include a footnote with the amount of reinsurance and coinsurance income netted in the column “Ceded to other companies.”  Please refer to Rule 12-17 of Regulation S-X.

We did not net any reinsurance or coinsurance income in the column “Ceded to other companies” on Schedule IV and therefore have not included footnote 1 as described in Rule 12-17 of Regulation S-X.

*  *  *  *

The company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (847) 402-2213.

Very truly yours,

/s/ Samuel H. Pilch
Samuel H. Pilch
Controller
The Allstate Corporation